Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: March 30, 2026

On March 28, 2026, the Wall Street Journal published the following article.

How Trump Media Joined the Nuclear Industry’s Quest to Create a Star on Earth

Fusion company TAE Technologies was facing a funding crunch last year when it found an unlikely partner

By Jennifer Hiller | Photography by Adam Amengual for WSJ
March 28, 2026 12:00 pm ET

FOOTHILL RANCH, Calif.—Trump Media & Technology Group DJT -1.40% is embarking on a $6 billion foray into power generation with an unlikely partner pursuing an unlikely technology, one that has yet to produce a single watt of electricity.

In a quiet office park tucked in a hillside, technicians at fusion company TAE Technologies make adjustments to a 40-foot-long tube of nickel-chromium alloy. The partially disassembled research reactor, nicknamed “Norm,” is the latest design in a decadeslong pursuit by TAE to create a star on Earth.

“My wife used to say this to me many times: ‘Are you sure you’re not chasing ghosts?’” said Chief Executive Michl Binderbauer.

Trump Media, the parent company of the president’s social-media company Truth Social, agreed in December to merge with the private firm in a deal that would bring fusion investing to the public markets for the first time.

The combined company plans to start construction this year on a fusion plant that would eventually increase to 50 megawatts, enough to power tens of thousands of homes, with an ambitious goal to generate electricity by 2031.

First, TAE must prove it can make fusion work.

The Norm prototype has convinced TAE that it can build a commercial power project. The merger would provide capital to do so and eliminate the need for ongoing rounds of fundraising. It also lands TAE in the middle of a geopolitical race—and a thicket of potential conflicts.

Power and the AI race

Fusion, the reaction that powers the sun, has long been considered the ultimate clean-energy prize: potentially limitless electricity without greenhouse gases or radioactive waste. Yet it remains elusive. No system has reliably produced more energy than it consumes.

Conventional nuclear plants split heavy atoms in a process called fission. Fusion does the opposite: It combines light atomic nuclei into heavier ones, releasing enormous energy.

Urgency is growing alongside the artificial-intelligence boom. The U.S. is racing China for both AI dominance and to achieve commercial fusion. Data centers are scrambling for electricity and largely turning to natural gas. Experts generally agree fusion has great potential, but many consider commercial viability at least a decade away.

Trump Media’s investment in fusion shouldn’t come as a surprise, said Chief Executive Devin Nunes. “There’s not a social-media company out there that isn’t in the energy space.”

Funding strains

When representatives from TAE and Trump Media first crossed paths last year, TAE was facing a funding crunch. The company has raised nearly $1.4 billion since 2000, among the largest sum of any fusion venture, but its capital needs were swelling.

TAE closed a $150 million fundraising round last summer, part of the $500 million Binderbauer estimated he needed to build a successor to Norm. When his engineers suggested they could skip ahead to a power plant reactor, Binderbauer suddenly found he needed to raise a few billion dollars.

“We had a bunch of big leads committing and then just not following through,” said longtime investor Michael Schwab, the son of brokerage founder Charles Schwab, who along with other board members was helping to keep TAE afloat.

While Binderbauer struggled to fundraise, the success of fission reactor developers Oklo and NuScale Power grabbed the attention of the industry. Oklo went public through OpenAI CEO Sam Altman’s special-purpose acquisition company, or SPAC, in 2024 and has a market cap near $9 billion. NuScale, public since 2022, has a market cap around $3.5 billion.

“People were just trying to lowball us,” Schwab said. “After all this time, after all this work, we can’t accept that. And then, look at these public-market comps.”

TAE explored going public through a SPAC but faced resistance. In addition to fusion, it has other business lines: a power-management division and a medical unit working on particle-beam technology for targeted therapy for recurrent cancers. Investors suggested they preferred a simpler story focused solely on fusion.

The merger’s origins lie in a casual catch-up between two college friends: Jonathan Toretta, a veteran energy banker now at TAE, and Kevin McGurn, a Trump Media adviser and CEO of Yorkville Acquisition. McGurn had a lightbulb moment about a potential TAE-Yorkville matchup. Conversations continued for a few months and in mid-November, Trump Media joined in.

On a Sunday morning, Nunes called Binderbauer and pitched a combined company that would allow all three of TAE’s business lines to continue.

“Give me 24 hours to think about it,” Binderbauer said. He and the board saw a fundraising solution.

“We talked about the association [with the Trump family] and what that would do,” said Schwab, who is set to become chairman of the combined company when the deal closes. “But at the end of the day, they’ve just now made essentially one of the biggest investments into fusion ever.”

That makes Trump “the greenest president we’ve ever had,” added Schwab.

Binderbauer, an Austrian-born physicist who first came to the U.S. in high school, wants his company to stay neutral politically.

“We’ve got the capital we need now. Yes, we’re a public company. Yes, we’re going to be in this politically polarized world where unfortunately they are so far-right,” he said.

“That’s not TAE. TAE is a center company. We’re neither blue nor red. I always say this is not political. We’re trying to make electrons for every human being.”

Presidential support

After the merger announcement, Wedbush analyst Dan Ives wrote that TAE would “clearly have major political support from President Trump.” Ethics experts say that perception alone poses risks.

Richard Painter, a former White House ethics lawyer under former President George W. Bush, said fusion’s likely reliance on federal funding makes presidential involvement problematic.

“One risk is that the government could pick a winner based on political allegiance,” Painter said, potentially steering resources toward the wrong technology.

Nunes dismissed concerns that TAE would seek preferential treatment. “It’s not like we’re running around with our hands out because we don’t need the money,” he said.

The merger provides TAE with up to $200 million at the deal’s signing plus an additional $100 million upon the filing of regulatory documents. Nunes and Binderbauer will serve as co-CEOs. Last month, Trump Media said it might spin out Truth Social to create separate companies with distinct strategies.

Nunes said his focus will be on commercial partnerships and securing locations for TAE’s project. Binderbauer acknowledged the possibility of future federal funding but said TAE would compete for contracts like any other firm.

Fusion challenge

Binderbauer, 57, and his mentor, Norman Rostoker, were among those who co-founded TAE in 1998. They raised funds by showing investors a $10,000 research reactor constructed from fiberglass sewer pipe wrapped in speaker wire. Norm is named for Rostoker, who died in 2014.

Early investors included Microsoft co-founder Paul Allen, philanthropist Arthur Samberg and actor Harry Hamlin.

“It was sort of almost heresy,” Binderbauer said. “It’s like, Really? You bunch of cowboys in the garage in California think you can do what government programs at billions of dollars and decades have not yet achieved. Who do you think you are?”

The first-generation reactor, beside the latest version, called 'Norm'; inside a divertor.

Ernest Moniz, a physicist and former energy secretary during the Obama administration, sits on TAE’s board. He was a longtime doubter of fusion’s commercial viability but was drawn by TAE’s attempt to solve a difficult science problem.

“Assuming success in the fusion, the much simpler engineering should also lead to a much more attractive cost of generating electricity,” Moniz said. “I think the risk isn’t quite as high as many think, but that remains to be seen. I’m not going to be Pollyannaish. Until it’s done, it’s not done.”

Binderbauer’s goal is “net electrons”—producing more electricity than the system consumes.

“To me, if we can make net power for a blip, that would already be a home run,” he said.

For Nunes, the ambition is building a campus capable of generating thousands of megawatts of electricity—and beating China in the fusion race. “They’re putting untold billions into this,” he said.

Between those visions lies a formidable scientific and commercial gauntlet.

The sun’s mass makes it a gravity-powered fusion reactor, but on Earth, scientists need other ways to create plasma—a superheated, electrically charged gas—and confine it to force atoms to collide.

TAE creates something like a smoke ring of plasma and aims high-powered neutral particle beams at it to heat and stabilize it, spinning the plasma, like keeping a toy top in motion. Its ability to control the plasma, plus Norm’s streamlined design versus earlier research reactors, convinced TAE it can build a power plant.

To avoid creating and managing radioactive waste, TAE wants to use a fuel that requires far hotter plasmas than other fusion companies aim for, posing a bigger physics challenge. At such high temperatures, plasma radiates energy to cool itself quickly.

George Tynan, adjunct professor of nuclear science and engineering at MIT, compared it to heating a mountain cabin in the snow with the windows open.

Binderbauer says he sees a pathway to adequate energy confinement and is confident in TAE’s technology and experience building complex machines.

With tens of thousands of components, small deviations can derail performance, he says, so engineers adjust, test and repeat. “Everybody starts to doubt,” he said. “It never works on day one.”

Appeared in the March 30, 2026, print edition as 'Trump Media Is Joining a Nuclear-Industry Quest'.

Jennifer Hiller is a reporter covering the power industry from The Wall Street Journal’s bureau in Houston. She writes on topics such as rising power demand, consumer energy costs, nuclear power, fusion, EV charging, renewables, electric reliability and the energy transition.

On March 30, 2026, TAE Technologies, Inc. (“TAE”) made the following communications available on the social media platforms identified below.

LinkedIn:

https://www.linkedin.com/feed/update/urn:li:activity:7444386349035589632

Facebook:

https://www.facebook.com/share/p/1F8BCyG8jK/

TAE Technologies
32m ·

Historical investments in TAE, some of the biggest investments in the fusion industry to date, are expected to fuel TAE's next phase: Our first fusion power plant, Da Vinci, designed to demonstrate our cost-competitive approach to commercial fusion:
https://www.wsj.com/.../how-trump-media-joined-the...

TAE is actively visiting sites across the U.S. and expects to begin construction on Da Vinci this year.
https://tae.com/tae-technologies-advances-site.../

📷: The Wall Street Journal

X:

https://x.com/TAE/status/2038622426259476734?s=20

TAE Technologies
@TAE

Historical investments in TAE, some of the biggest investments in the fusion industry to date, are expected to fuel TAE's next phase: Our first fusion power plant, Da Vinci:
wsj.com/business/how-t...

TAE is actively visiting sites across the U.S. and expects to begin construction on Da Vinci this year. tae.com/tae-technologi...

📸: @WSJ

Truth Social:

https://truthsocial.com/@TAE/posts/116318652216927431

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trump Media & Technology Group Corp. (“TMTG”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined Company’s future financial performance, as well as the combined Company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined Company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined Company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.